SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ZYNGA INC.

(Name of Subject Company (Issuer))

Zynga Inc.

(Issuer)

Take-Two Interactive Software, Inc.

(Affiliate of Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

0.25% Convertible Senior Notes due 2024

and 0% Convertible Senior Notes due 2026

(Title of Class of Securities)

98986T AB4

98986T AD0

(CUSIP Number of Class of Securities)

Strauss Zelnick

Chairman and Chief Executive Officer

Take-Two Interactive Software, Inc.

110 West 44th Street

New York, New York 10036

(646) 536-2842

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Adam Turteltaub, Esq.

Laura Delanoy, Esq.

Sean Ewen, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

May 23, 2022

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by Zynga Inc., as subject company and issuer (the “Successor Company”), and Take-Two Interactive Software, Inc., as an affiliate of the issuer (“Parent”), with the Securities and Exchange Commission (the “SEC”) on May 23, 2022 (the “Original Schedule TO” and as amended and supplemented on May 31, 2022 and the date hereof, the “Schedule TO”) relating to the right of each holder of the applicable Notes (as defined below) to require the Successor Company to repurchase, at such holder’s option:

•

in the case of the 2024 Notes (as defined below), 100% of the principal amount of the 2024 Notes, plus accrued and unpaid interest thereon to, but excluding, June 23, 2022, pursuant to the terms and conditions of (i) the Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to holders of 0.25% Convertible Senior Notes due 2024 (the “2024 Notes”), dated May 23, 2022 (the “2024 Notes Notice”), attached as Exhibit (a)(1)(i) to the Original Schedule TO, (ii) the 2024 Indenture (as defined in the Original Schedule TO) and (iii) the 2024 Notes; and

•

in the case of the 2026 Notes (as defined below), 100% of the principal amount of the 2026 Notes pursuant to the terms and conditions of (i) the Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to holders of 0.00% Convertible Senior Notes due 2026 (the “2026 Notes” and, together with the 2024 Notes, the “Notes”), dated May 23, 2022 (the “2026 Notes Notice” and, together with the 2024 Notes Notice, the “Notes Notices”), attached as Exhibit (a)(1)(ii) to the Original Schedule TO, (ii) the 2026 Indenture (as defined in the Original Schedule TO) and (iii) the 2026 Notes.

The information in the Notes Notices, which were previously filed with the Original Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and restated to the extent specifically provided in this Amendment No. 2.

This Amendment No. 2 is filed by Parent and the Successor Company and is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Notes Notices, as applicable.

Item 11. Additional Information.

Item 11 is hereby amended and supplemented as follows:

On June 23, 2022, Parent issued a press release announcing the final results of each tender offer, both of which expired at 5:00 p.m., New York City time, on June 22, 2022. A copy of such press release is filed as Exhibit (a)(5)(ii) to this Amendment No. 2 and is incorporated herein by reference.

On June 22, 2022, Parent entered into a 364-day term loan credit agreement (the “Credit Agreement”) with certain lender parties and JPMorgan Chase Bank, N.A., as administrative agent, that established an unsecured term loan credit facility, the proceeds of which Parent used to finance a portion of its repurchase of the Notes. A copy of the Credit Agreement is filed as Exhibit (b)(i) to this Amendment No. 2 and is incorporated herein by reference.

Parent drew down approximately $200,000,000 from its revolving credit facility pursuant to the terms of that certain Credit Agreement, dated May 23, 2022, by and between Parent, the lenders listed thereto, and JPMorgan Chase Bank, N.A., as administrative agent, JPMorgan Chase Bank, N.A. Wells Fargo Securities, LLC, BofA Securities, Inc. and BNP Paribas as joint lead arrangers and joint bookrunners, and Wells Fargo Securities, LLC as Syndication Agent (the “Revolving Credit Agreement”). The proceeds from the borrowing were used to finance a portion of the repurchase of Notes. A copy of the Revolving Credit Agreement is filed as Exhibit (b)(ii) to this Amendment No. 2 and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(ii)

Press Release, dated June 23, 2022, announcing preliminary results of the tender offer for Zynga Inc.’s 0.25% Convertible Senior Notes due 2024 and 0.00% Convertible Senior Notes due 2026 (incorporated by reference herein to Exhibit 99.1 to the Current Report on Form 8-K filed by Take-Two Interactive Software, Inc. on June 24, 2022).

(b)(i)

364-Day Term Loan Credit Agreement, dated as of June 22, 2022, by Parent, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference herein to Exhibit 10.1 to the Current Report on Form 8-K filed by Take-Two Interactive Software, Inc. on June 24, 2022).

(b)(ii)

Credit Agreement, dated as of May 23, 2022, by and among Take-Two Interactive Software, Inc., JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC, BOFA Securities, Inc. and BNP Paribas (incorporated by reference herein to Exhibit 10.1 to the Current Report on Form 8-K filed by Take-Two Interactive Software, Inc., on May 26, 2022).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zynga Inc.

By:	/s/ Matthew Breitman
Name: Matthew Breitman
Title: Vice President

Take-Two Interactive Software, Inc.

By:	/s/ Matthew Breitman
Name: Matthew Breitman
Title: Senior Vice President & General Counsel Americas

Date: June 24, 2022

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to Holders of 0.25% Convertible Senior Notes due 2024, dated May 23, 2022.*

(a)(1)(ii)	Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to Holders of 0.00% Convertible Senior Notes due 2026, dated May 23, 2026.*

(a)(5)(i)	Press Release, dated May 23, 2022, announcing tender offer for Zynga Inc.’s 0.25% Convertible Senior Notes due 2024 and 0.00% Convertible Senior Notes due 2026.*

(a)(5)(ii)	Press Release, dated June 23, 2022, announcing preliminary results of the tender offer for Zynga Inc.’s 0.25% Convertible Senior Notes due 2024 and 0.00% Convertible Senior Notes due 2026 (incorporated by reference herein to Exhibit 99.1 to the Current Report on Form 8-K filed by Take-Two Interactive Software, Inc. on June 24, 2022).

(b)(i)	364-Day Term Loan Credit Agreement, dated as of June 22, 2022, by Parent, the lender parties thereto, JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference herein to Exhibit 10.1 to the Current Report on Form 8-K filed by Take-Two Interactive Software, Inc. on June 24, 2022).

(b)(ii)

Credit Agreement, dated as of May 23, 2022, by and among Take-Two Interactive Software, Inc., JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC, BOFA Securities, Inc. and BNP Paribas (incorporated by reference herein to Exhibit 10.1 to the Current Report on Form 8-K filed by Take-Two Interactive Software, Inc., on May 26, 2022).

(d)(1)	Indenture, dated June 14, 2019, between Zynga Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as Trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Zynga Inc. on June 14, 2019).

(d)(2)	First Supplemental Indenture, dated May 23, 2022, by and among Zynga Inc., Zebra MS II, Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as Trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Zynga Inc. on May 23, 2022).

(d)(3)	Indenture, dated December 17, 2020, between Zynga Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as Trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Zynga Inc. on December 17, 2020).

(d)(4)	First Supplemental Indenture, dated May 23, 2022, by and among Zynga Inc., Zebra MS II, Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as Trustee (incorporated by reference herein to Exhibit 4.2 to the Current Report on Form 8-K filed by Zynga Inc. on May 23, 2022).

(d)(5)	Agreement and Plan of Merger, dated as of January 9, 2022, by and among Take-Two Interactive Software, Inc., Zynga Inc., Zebra MS I, Inc., and Zebra MS II, Inc. (incorporated by reference herein to Exhibit 2.1 of Zynga Inc.’s Current Report on Form 8-K filed on January 10, 2021).

(d)(6)	Amendment to the Agreement and Plan of Merger, dated as of March 10, 2022, by and among Take-Two Interactive Software, Inc., Zebra MS I, Inc., Zebra MS II, Inc. and Zynga Inc.) (incorporated by reference herein to Exhibit 2.2 of Take-Two Interactive Software, Inc.’s Registration Statement on Form S-4 filed on March 14, 2022).

(d)(7)	Second Amendment to the Agreement and Plan of Merger, dated as of May 4, 2022, by and among Take-Two Interactive Software, Inc., Zebra MS I, Inc., Zebra MS II, Inc. and Zynga Inc.) (incorporated by reference herein to Exhibit 2.1 of Zynga Inc.’s Current Report on Form 8-K filed on May 5, 2022).

107	Filing Fee Table.**

*	Previously filed.
**	Filed herewith.

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